October 1, 2024

Pervez Rizvi
Chief Financial Officer
International General Insurance Holdings Ltd.
74 Abdel Hamid Sharaf Street, P.O. Box 941428
Amman 11194, Jordan

       Re: International General Insurance Holdings Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           Response dated September 24, 2024
           File No. 001-39255
Dear Pervez Rizvi:

       We have reviewed your September 24, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 17,
2024 letter.

Form 20-F for Fiscal Year Ended December 31, 2023
Note 2. Summary of Significant Accounting Policies - (k) Deferred policy acquisition costs, page
F-13

1. Please refer to prior comment 3. We note the one-time policy election in ASC 944-30-25-
       1A was required to be made before fiscal years beginning after December 15, 2011.
       Considering this election was not made when available, please revise to apply the guidance in ASC 944-30-25-1A and restate your financial statements and related disclosure, or tell us why a restatement is not required. Refer to paragraph 59 in ASU
       2018-09 for additional guidance.
Note 14. Taxation, page F-40

2. Please refer to prior comment 4. Please tell us and revise future filings to provide additional details related to your ability to write insurance contracts and earn income in
 October 1, 2024
Page 2

       foreign countries without paying taxes in the foreign country. Your disclosure should clarify any material tax laws and regulations and tax structures or strategies that result in this situation and discuss any related material risks.
       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance